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FOR IMMEDIATE RELEASE                                          28 September 2004


                              WPP GROUP PLC ("WPP")

           Mediaedge:cia acquires 49% stake in Focus Media SL in Spain



WPP announces that its wholly-owned operating company, Mediaedge:cia ("MEC"), has acquired an initial 49% stake in the share capital of Focus Media SL ("Focus"), a leading media investment management agency in Spain. MEC will acquire a further 31% stake in September 2005.

Founded in 2002 and based in Barcelona, Focus employs 30 people and had net revenues of Euro 4.5 million for the year ended 31 December 2003 and net assets as at the same date of Euro 1.2 million. Clients include Festina Lotus, Ferrero Iberica, Myrurgia and Grupo Planeta.

This acquisition reinforces WPP's comprehensive communications services offer and continues WPP's strategy of developing its networks in important markets and sectors.


For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com


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